Columbia Funds Series Trust II

225 Franklin Street

Boston, MA 02110

June 27, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II

            Columbia Global Infrastructure Fund

                    (formerly known as Columbia Recovery and Infrastructure Fund)

Post-Effective Amendment No. 112

File No. 333-131683 /811-21852

Dear Ms. O’Neal-Johnson:

The Registrant is filing Post-Effective Amendment No. 112 on Form N-1A pursuant to Rule 485(a)(1) to update the prospectus and Statement of Additional Information (SAI) to reflect changes to the principal investment strategies for the above-referenced fund.

The prospectus has been marked to show all changes from the previously effective prospectus for the above-referenced fund.

If you have any questions, please contact either me at (617) 385-9536 or Anna Butskaya at (612) 671-4993.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga Assistant Secretary Columbia Funds Series Trust II